Blyth, Inc.
One East Weaver Street
Greenwich, CT 06831

Via EDGAR

March 23, 2009

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:          Form 10-K for fiscal year ended January 31, 2008
Forms 10-Q for the periods ended April 30, 2008, July 31, 2008, and October 31, 2008
Schedule 14A filed April 21, 2008
File No. 1-13026

Dear Mr. Decker:

We submit the following in response to your comment letter dated March 5, 2009 to Mr. Robert H. Barghaus, Vice President and Chief Financial Officer of Blyth, Inc. (the “Company”), relating to the above documents filed with the Securities and Exchange Commission.

For ease of reference, we have repeated your comments in bold immediately preceding our responses.  We have applied for confidential treatment of the bracketed information indicated by [***Redacted***] included within our response to Comments No. 3(d) and (e).

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

Item 1A – Risk Factors, page 6

1.
We have reviewed your response to prior comment 2.  We note that your promotional offers are generally expensed as incurred or when product is distributed to consultants and recorded to selling expense.  We further note that annual incentive trips and bonuses are also recorded to selling expense.  In future filings, disclose your accounting for these items and with reference to EITF 00-22 and EITF 01-9 supplementally support your basis for classifying these expenses as selling expenses.

Response

PartyLite makes promotional offers to both its independent consultants and its customers (hostesses and their guests) as described below.  Free or discounted product that is offered to hostesses and their guests has been accounted for under the requirements of EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer” (“EITF 01-9”), as described below.  Promotional offers to independent consultants are treated as compensation expense and are recorded as Selling Expenses because these incentives are designed to incentivize distributors for recruiting others and scheduling more parties.  We supplementally advise you that we do not currently have any programs in place where time-based offers are provided to consultants or their customers that would apply under EITF 00-21 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”.

In future filings, we will include the following information which discloses how the promotional offers to independent consultants are typically structured and accounted for in our significant accounting policies note to our financial statements. Our proposed disclosure would read as follows:

Promotional Offers to Independent Consultants, Guests and Hostesses

PartyLite’s sales are generated by its independent consultants, who strive to maximize three interrelated objectives, namely selling product, scheduling (or booking) parties and recruiting new consultants.  In order to encourage its consultants to accomplish these goals, PartyLite makes monthly promotional offers including free or discounted product to guests and hostesses attending and holding shows, and annual incentive trips and the payment of bonuses to consultants.

Promotions including free or discounted product are designed to increase revenues by providing incentives for guests attending the parties and hostesses holding the shows. These include (1) discounted product offers to hostesses who hold shows or meet certain sales objectives at the shows, (2) offering free or discounted products to guests whose purchases exceed a certain level, and (3) offering special “party only” products that can only be purchased by guests attending a show. Promotional offers for free product are recorded as a charge to Cost of Goods Sold when incurred, and promotional offers for discounted product are recorded as a reduction of revenue when incurred with the full cost of the product being charged to Cost of Goods Sold..

Annual incentive trips (paid for by PartyLite for consultants) and bonuses (usually in the form of cash or an allowance against the cost of an incentive trip) are awarded to consultants who recruit new consultants during promotional periods or achieve certain sales levels. Estimated costs related to these promotional offers are recorded as compensation within Selling expense as they are earned.

Item 8 – Financial Statements and Supplementary Data, page 33

Note 15 – Income taxes, page 59

2.	We have reviewed your response to prior comment 11. Please enhance your disclosure in future filings to reflect the information you provided in your February 18, 2009 response letter.

Response

We will, in future filings, enhance our disclosure of the deferred tax liability (Note 15 – Income Taxes) to reflect the information that we furnished in our February 18, 2009 response letter (comment 11 in that letter).

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2008

Financial Statements

Note 2- Business Acquisitions, page 8

3.	We have reviewed your response to prior comment 16 and have the following additional comments:
▪	(a.) Please further describe why you believe RAM’s direct investment of 15.2% gives you additional economic interest in ViSalus;
▪	(b.) Please provide us with the make-up of the Board of Directors of ViSalus pursuant to the acquisition agreement and the LLC operating agreement;
▪
(c.) It is not clear how you “contractually control” the compensation committee of the Board of Directors of ViSalus due to your relationship with RAM.  Please advise.  In addition, further describe why you believe that control of the compensation committee of the Board of Directors equates to control of the Board of Directors;

▪	(d.) Please tell us ViSalus’ revenues and expenses for the last three years and interim period prior to its date of acquisition by the Company;
▪
(e.) Regarding the accretion of the redemption value of the noncontrolling interest, provide us with your computation and underlying assumptions so that we may understand the appropriateness of your October 31, 2008 balance.  Tell us supplementally and disclose in future filings the estimated total redemption amount.  Refer to paragraph 17 of EITF Topic D-98.

Response

(a). Blyth currently owns 43.6% of ViSalus’s membership interests and has a 43.6% economic interest in ViSalus.  RAM owns 15.2% of ViSalus’s membership interests and has a 15.2% economic interest in ViSalus.  Robert B. Goergen, the Chairman of the Board, Chief Executive Officer and principal shareholder of Blyth, is also the senior managing director of RAM, which is substantially owned by Mr. Goergen and members of his immediate family.  We deem Blyth and RAM to be “affiliates” (as defined under the securities laws – see Rule 1-02(b) of Regulation S-X) – they are both under the common control of Mr. Goergen since he possesses the power to direct or cause the direction of the management and policies of Blyth and RAM (see the definition of “control” in Rule 1-02(g) of Regulation S-X).  While RAM’s interest in ViSalus does not increase Blyth’s economic interest, it is an important factor that we took into account when we determined it is appropriate to consolidate our interest in ViSalus.

(b). ViSalus currently has a six member board: (1) Ryan Blair (a founder and executive officer of ViSalus); (2) Nick Sarnicola (a founder and executive officer of ViSalus); (3) Todd Goergen (a principal of RAM and the son of Robert B. Goergen, the Chairman and Chief Executive Officer of Blyth); (4) Robert B. Goergen (the Chairman and Chief Executive Officer of Blyth and a senior managing director of RAM); (5) Anne M. Butler (President of PartyLite Worldwide, a subsidiary of Blyth); and (6) an independent director.

(c.) The LLC operating agreement provides that the compensation committee shall be comprised of three members, one appointed by Blyth, one appointed by RAM (an affiliate of Blyth – see our response in paragraph (a) above) and one independent member.   The LLC operating agreement also provides that the Blyth designee shall serve as the chairman of the compensation committee.

We do not believe that our control of the compensation committee in and of itself equates to control of ViSalus’s board. Rather, we evaluated the impact of our control of ViSalus’s compensation committee on our relationship with each of the members of ViSalus’s board.  Two of the members of ViSalus’s board (Messrs. Blair and Sarnicola) are executive officers of ViSalus (see the composition of ViSalus’s board in our response in paragraph (b) above).  The employment of Messrs. Blair and Sarnicola, including compensation matters, is determined by ViSalus’s compensation committee.  Accordingly, through our control of ViSalus’s compensation committee, we control the employment and compensation matters of Messrs. Blair and Sarnicola.  In performing an analysis of whether we control ViSalus, we concluded that we were required to attribute to Blyth those two board members (namely Messrs. Blair and Sarnicola) for whom we direct employment and compensation matters.  We also attributed to Blyth the board member appointed by RAM (Todd Goergen – see the composition of ViSalus’s board in our response in paragraph (b) above), for the reasons outlined in paragraph (a) above.  When combined with the two ViSalus board members that we have directly appointed (Robert B. Goergen and Anne M. Butler – see the composition of ViSalus’s board in our response in paragraph (b) above), we have concluded that we are required to attribute five of the six members of  ViSalus’s board to Blyth in our analysis of control.

(d.) Confidential Treatment Requested by Blyth, Inc., BTH No. 1 [***Redacted***]

(e.) Confidential Treatment Requested by Blyth, Inc., BTH No. 2 [***Redacted***]

Note 16 – contingencies, page 21

4.
We have reviewed your response to prior comment 18.  Please enhance your disclosure to disclose that you are currently in settlement discussions with the state with respect to the proposed assessment of additional corporate income taxes.

Response

In future filings, we will enhance our disclosure to disclose that we are currently in settlement discussions with the state with respect to the proposed assessment of additional corporate income taxes.

Exhibit 31 – Certifications

5.
We note your response to prior comment 14; however, once you are required to comply with Items 308(a) and (b) of Regulation S-K regarding management’s report on internal control and the auditor attestation report, you may not omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in the certifications filed with your Forms 10-K and 10-Q.  Please file an abbreviated amendment to these forms that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.  When filing these certifications, please also ensure that you comply with our prior comment 13 regarding the omission of each individual’s title from the test of the certification.

Response

We will file an abbreviated amendment (in reliance on Section 246.13 of the Division of Corporation Finance – CDI of Regulation S-K (“Section 246.13”)) to our 2008 Form 10-K and 2008 Forms 10-Q promptly after you have notified us that you have completed your review of those filings.  The proposed form of amendments are attached hereto as Exhibit A (which sets forth the proposed form of amendment to our 2008 Form 10-K and which underscores language that has been added in accordance with Section 246.13) and Exhibit B (which sets forth the proposed form of amendment to one of our 2008 Forms 10-Q and which underscores language that has been added in accordance with Section 246.13; the other two amendments to our 2008 Forms 10-Q will be similar, with the only changes being to dates and other factual data, such as number of outstanding shares on the cover page of each Form 10-Q/A).  We will remove the underscore in the certifications filed as exhibits to the amendments to our 2008 Form 10-K and 2008 Forms 10-Q.  These proposed forms of amendments omit each individual’s title from the text of the certification.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 21, 2008

Annual Incentives, page 18

6.
We note your response to prior comment 19.  Regarding the impact of the Business Performance factor discussed in the first bullet point of that comment, please clarify what makes up this factor.  We note that you have proposed to include more specific disclosure about the Individual Performance Factors or “MBOs”.  We assume that the Business Performance Factor represents specific measures or objectives that must be met in order for the executive to receive the portion of his or her MPIP award that is influenced by this factor.  Please clarify what these specific measures or objectives are and explain more concretely what you mean when you say that portions of the award are “influenced” by these factors.

Response

In future filings, we will include more specific disclosure about the Business Performance Factor for each of our named executive officers as discussed below.  We also hereby confirm your assumption that the Business Performance Factor represents specific measures that must be achieved by different business units in order for each executive to earn the portion of their award that is determined by the Business Performance Factor.  We have used the word “influenced” as a synonym for “determined,” but we will switch to the latter verb in future filings.

We will, for each named executive officer, disclose the components of the Business Performance Factor.  We will also disclose the level of achievement on a percentage basis against those targets, and we will continue to disclose any adjustments to the reported financial information that were taken into account.  We will disclose the following type of information:

•
Robert B. Goergen (Chairman and Chief Executive Officer of Blyth): 75% of his annual bonus is determined by the Business Performance Factor, which in Mr. Goergen’s case is Blyth’s adjusted net income from continuing operations.  We will disclose this performance goal for the most recently completed fiscal year.

•
Robert H. Barghaus (Chief Financial Officer of Blyth): 50% of his annual bonus opportunity is determined by the Business Performance Factor, which in Mr. Barghaus’s case is Blyth’s adjusted net income from continuing operations.  We will disclose this performance goal for the most recently completed fiscal year.

•
Anne M. Butler (President of PartyLite Worldwide and Vice President of Blyth): 65% of her annual bonus opportunity is determined by the Business Performance Factor.  Of the 65%, 80% is determined by PartyLite Worldwide’s adjusted EBIT from continuing operations and 20% is determined by Blyth’s adjusted net income from continuing operations.  We will disclose these performance goals for the most recently completed fiscal year.

•
Robert B. Goergen, Jr. (President, Multi-Channel Group): 60% of his annual bonus opportunity is determined by the Business Performance Factor.  Mr. Goergen, Jr. is President of our Multi-Channel Group, which comprises several different business units.  Mr. Goergen, Jr.’s Business Performance Factor is determined by the individual results of the various businesses that form the Multi-Channel Group, as well as by Blyth’s operating results.  While we have historically reported the Multi-Channel Group’s results for completed periods on an aggregate basis, we have not provided the historical results for the business units within the Multi-Channel Group – we therefore propose to disclose the performance goal for the Multi-Channel Group on an aggregate basis for the most recently completed fiscal year, but not to disclose (for the reasons set forth below) the performance goals for each individual business unit within the Multi-Channel Group.  We will also disclose the performance goal that is based on Blyth’s operating results for the most recently completed fiscal year.

With respect to Mr. Goergen, Jr., we propose to disclose the performance goal for the Multi-Channel Group on an aggregate basis for the most recently completed fiscal year.  We will also disclose the performance goal that is based on Blyth’s operating results for the most recently completed fiscal year We believe that the individual business unit targets (within the Multi-Channel Group) are confidential financial information of substantial competitive value and should therefore remain undisclosed under Exemption 4 of the Freedom of Information Act and the Securities Exchange Act of 1934.  We do not publicly disclose the operating results of the various businesses that make up the Multi-Channel Group, and believe that if we were now to do so, it could hamper the ability of those businesses to retain and recruit management and employees, to increase their customer base and/or to be sold if we chose to do so.  We incorporate herein the analysis of National Parks I and II from our response to Comment No. 20 in our letter to you dated February 18, 2009.

7.
We note your response to prior comment 20.  It is unclear why disclosure of the targets would cause you competitive harm, given that you already provide sales and profit data about your segments in your financial statements and MD&A.  Please elaborate on how you would be likely to suffer substantial competitive harm if the targets relating to periods for which compensation is reported were disclosed, particularly in view of the fact that you already disclose this financial information on a segment basis.

Response

We do not believe we will suffer substantial competitive harm if the performance targets (of financial information on a segment or aggregate basis) for completed periods are disclosed, but rather that will suffer such harm if performance targets for future periods are publicly disclosed.  We will disclose the performance targets only for completed periods.

* * * * * * * * * * * * * * * * * *

We hope that the foregoing will be satisfactory to you, and we look forward to receiving any further comments or suggestions that you may have.

Blyth, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Robert H. Barghaus Vice President and Chief Financial Officer

Exhibit A

Proposed form of Exhibit 31.1

CERTIFICATION

I, Robert B. Goergen, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Blyth, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March __, 2009

__________________
Robert B. Goergen
Chairman and Chief Executive Officer

Exhibit B

Proposed form of Exhibit 31.2

CERTIFICATION

I, Robert H. Barghaus, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Blyth, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March __, 2009

__________________
Robert H. Barghaus
Vice President and Chief Financial Officer